

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2024

Weixuan Zhang
Chief Executive Officer
Dynamic Shares Trust
401 W Superior St, Suite 300
Chicago, IL 60654

> **Re: Dynamic Shares Trust**
> **Registration Statement on Form S-1**
> **Filed March 5, 2024**
> **File No. 333-277681**

Dear Weixuan Zhang:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed March 5, 2024

Incorporation of Information by Reference, page 75

1. We note that you incorporate information by reference into your registration statement. However, it appears that you are ineligible to do so because you have not yet filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year. See General Instruction VII.C to Form S-1. Please amend your registration statement to include all of the disclosure required by Form S-1 or, in the alternative, file your Form 10-K for the fiscal year ended December 31, 2023, and update this section accordingly. For guidance, refer to Regulation S-K C&DI 117.05.

2. You have incorporated by reference certain reports filed pursuant to Section 13 and Section 15(d) of the Exchange Act but it appears that you have not made all such reports readily available and accessible on your website. Please explain why you believe that you are eligible to incorporate by reference pursuant to General Instruction VII.F to Form S-1. For guidance, refer to Securities Act Forms C&DI 113.04.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Austin Stanton at 202-551-2197 or David Gessert at 202-551-2326 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets